UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Amendment No. )*
Under the Securities Exchange Act of 1934
Fortress Value Acquisition Corp. II
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
349642108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)
☐ Rule 13d-l(b)
☐ Rule 13d-l(c)
☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Acquisition Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,525,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,525,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12	TYPE OF REPORTING PERSON OO

Item 1(a). Name of Issuer:
Fortress Value Acquisition Corp. II
Item 1(b). Address of Issuer’s Principal Executive Offices:
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
Item 2(a). Name of Person Filing:
Fortress Acquisition Sponsor II LLC (the “Reporting Person”)
Item 2(b). Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows:
1345 Avenue of the Americas
46th Floor
New York, NY 10105
Item 2(c). Citizenship:
See responses to Item 4 on the cover page.
Item 2(d). Titles of Classes of Securities:
Class A Common Stock, par value $0.0001 per share.
Item 2(e). CUSIP Number:
349642108
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k) ☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership
The Reporting Person directly owns 8,525,000 shares of Class F common stock, par value $0.0001 per share, (“Class F Common Stock”), of the Issuer, which are convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”).
The holdings reported herein exclude 5,933,333 shares of Class A Common Stock issuable upon the exercise of 5,933,333 private placement warrants held directly by the Reporting Person. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.
Percentage ownership is based on 34,500,000 Class A Ordinary Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2020, and 8,525,000 shares of Class F Common Stock held by the Reporting Person, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) on August 13, 2020, and assumes conversion of the Class F Common Stock held by the Reporting Person into Class A Common Stock.
(a)	Amount beneficially owned:
See responses to Item 9 on the cover page.
(b)	Percent of class:
See responses to Item 11 on the cover page.
(c)	Number of shares as to which such person has
(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on the cover page.
(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on the cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on the cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  February 12, 2021
Fortress Acquisition Sponsor II LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Authorized Signatory